

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 26, 2007

Via U.S. Mail and Fax (617) 796-8349
Bruce J. Mackey
Chief Financial Officer
Five Star Quality Care, Inc.
400 Centre Street
Newton, MA 02458

> **RE:** **Five Star Quality Care, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 13, 2006**
>
> **File No. 1-16817**

Dear Mr. Mackey:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Larry Spirgel
                                Assistant Director